13 March 2007

RECEIVED

2007 MAR 22 A 11: 53

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA



07022001

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom

T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

SUPPL

Dear Sirs

Rule No 12G3-2 Exemption
Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)

In accordance with Rule 12g3-2 (a) and (b) (1) (i), I enclose a copy of an announcement made
to the London Stock Exchange on 13 March 2007.

Please do not hesitate to contact me if you have any queries in respect of any of the enclosed
documents. My direct line is 0044 20 7201 6025.

Yours faithfully

Sbutter

Sarah Butler
Secretary

PROCESSED

MAR 2 3 2007

THOMSON
FINANCIAL

Company	Lonmin PLC
TIDM	LMI
Headline	Lonmin and IFC partnership
Released	09:00 13-Mar-07
Number	8071S

RNS Number:8071S
Lonmin PLC
13 March 2007

Lonmin is pleased to announce it has signed a ground breaking partnership with the International Finance Corporation (IFC) to facilitate sustainable community development and black economic empowerment (BEE) in South Africa.

The partnership breaks into three parts:

- A stand by debt facility of US$100 million which can be used to facilitate BEE participation in Lonmin's projects in South Africa;

- An option for the IFC to invest up to US$50 million in Lonmin equity of which Lonmin has committed to use the first US$15 million to fund local community projects around its South African operations; and

- A joint Lonmin and IFC US$5.9 million Technical Assistance and Advisory Services Programme covering BEE Supplier Development, Gender Mainstreaming, HIV/AIDS Prevention and Community Development Programme.

Commenting on the partnership, Chief Executive Brad Mills said:

"This innovative partnership reflects Lonmin's continued commitment to the long term sustainablity of the communities impacted by our operations and our strong support for the ongoing development of black economic empowerment in South Africa. This programme will ensure a substantial direct investment in our local communities which, in partnership with these communities, will be utilised to deliver real improvements to community wellness. We are delighted to have the assistance and technical expertise of the IFC in this area and look forward to working closely with them in the future."

Enquiries:

Alex Shorland-Ball +44 (0)20 7201 6060

Vice President,

Investor Relations & Communications

The Lonmin IFC partnership is structured as follows:

Stand By Debt Facility

The IFC has agreed to provide a US$100 million standby loan facility to Western Platinum Limited, a subsidiary of Lonmin. This facility is available to facilitate the participation of any BEE partner selected by Lonmin in any Lonmin project. In addition the facility can be drawn down to fund any of Lonmin's current or future expansion projects. The loan will be repayable in 6 equal instalments with the first due 7 years after first draw down and will attract interest at 1.5% above LIBOR.

Equity Investment

Lonmin has granted the IFC an option to acquire new Lonmin shares up to a value of US$50 million. Lonmin will issue new shares to the IFC following exercise of the option at a discount of 5% to the market price prevailing on the London Stock Exchange at the time of exercise. The option is exercisable at the IFC's discretion and can be exercised in tranches of a minimum of US$10 million. The option remains valid for 2 years from today's date.

Lonmin has committed to invest the first US$15 million received from the IFC under the equity option in community projects to benefit the communities which host Lonmin's operations in South Africa.

Technical Assistance and Advisory Services Programme

Lonmin and the IFC will design and implement a three year comprehensive Technical Assistance and Advisory Services Programme in support of Lonmin's sustainable community development programme for the communities on and around Lonmin's operations in South Africa. This Programme will also support Lonmin's ongoing commitments in its Social and Labour Plans. The total cost of this Programme will be around US$5.9 million and will be split equally between Lonmin and the IFC.

The Technical Assistance and Advisory Services Programme splits into four areas:

•BEE Supplier Development

The IFC will partner with Lonmin to implement a supplier development programme. This programme will aim to expand Lonmin's BEE and local supplier base by identifying new suppliers, increase the competitiveness of BEE companies through training and capacity building and broker involvement and co-operation with other regional mining operators and/or industry clusters to catalyse small and medium sized enterprise (including BEE) development in North West Province and facilitate supplier access to finance.

•Gender Mainstreaming

The IFC will assist Lonmin with the fine-tuning of its gender mainstreaming strategy and help implement mechanisms for the increased participation of females within Lonmin's operations.

•HIV/AIDS

Lonmin and the IFC will work together to jointly design and implement
comprehensive HIV/AIDS prevention programmes to enhance the existing programmes
operated by Lonmin.

•Community Development Programme

The IFC will help Lonmin to facilitate local stakeholder dialogue and assist
local stakeholders, particularly assisting Lonmin to further develop its working
partnerships with local municipalities and tribal authorities to increase the
capacity to effectively plan and implement community development projects.

END

Notes to Editors

IFC, the private sector arm of the World Bank Group, promotes open and
competitive markets in developing countries. IFC supports sustainable private
sector companies and other partners in generating productive jobs and delivering
basic services, so that people have opportunities to escape poverty and improve
their lives. Through FY06, IFC Financial Products has committed more than $56
billion in funding for private sector investments and mobilized an additional
$25 billion in syndications for 3,531 companies in 140 developing countries. IFC
Advisory Services and donor partners have provided more than $1 billion in
program support to build small enterprises, to accelerate private participation
in infrastructure, to improve the business enabling environment, to increase
access to finance, and to strengthen environmental and social sustainability.
For more information, please visit www.ifc.org.

This information is provided by RNS
The company news service from the London Stock Exchange

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